FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ABBEY NATIONAL PLC

CUSIP: 00279RAC8 / 002920AB2

ISIN: US002920AB26

Confirmation of Redemption to Holders of

$500,000,000 6.70% Perpetual Subordinated Reset Capital Securities

Abbey National plc hereby confirms that it has given notice in accordance with the terms of its $500,000,000 6.70% Perpetual Subordinated Reset Capital Securities that on June 16, 2008 it will redeem all of its outstanding $500,000,000 6.70% Perpetual Subordinated Reset Capital Securities at a redemption price equal to 100% of the principal amount thereof, together with accrued interest thereon to, but excluding, June 15, 2008.

Dated: May 13, 2008

Contacts

Jo Wainwright (Abbey Legal)

+ 44 207 756 4723

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 13 May 2008	By / s / Jessica Petrie
(Authorised Signatory)